
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 5, 2009

Via U.S. Mail and Fax (713.570.3150)
Mr. Jay A. Brown
Senior Vice President, Chief Financial Officer
  and Treasurer
Crown Castle International Corp.
1220 Augusta Drive
Suite 500
Houston, TX 77057

> RE: **Crown Castle International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-16441**

Dear Mr. Brown:

We have reviewed your supplemental response letter dated April 13, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 30, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended December 30, 2008

Critical Accounting Policies and Estimates, page 36

Accounting for Long-Lived Assets, page 36

1.   We note from your response to comment 1 that in your Global Signal acquisition you calculated the fair value of the in-place customer site rental contracts using four pools with one pool representing in excess of 95% of the total fair value allocation to intangible assets. We believe paragraph 39 of SFAS 141 requires that each acquired contract be recognized as an intangible asset. Explain to us how your methodology complies with GAAP.

2.   You also state that the company evaluates impairment for its customer site rental contracts by pooled group. We do not understand why a customer lease contract is not the lowest level for which identifiable cash flows are largely independent of other assets and liabilities. Please advise us further or revise.

3.   We further note from your response to comment 1 that customer site rental contracts are pooled based on uniformity in expected life, however all of your customer lease contracts appear to be amortized over the same 20 year period. Please clarify for us how this amortization period reflects the estimated useful lives of the contracts within each pool.

4.   With respect to each contract pool, explain to us the facts and circumstances of the underlying contracts including the number of customers included in the pool, the stated contract period and other material terms.

5.   Explain to us how you account for existing customer site rental contracts when it becomes necessary for you to take down the related tower or when the related ground lease is terminated.

Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies, page 49

Intangible Assets, page 51

6.   In your response to comment 2, as a justification for using the straight-line method of amortization, you state "the estimated useful life was shortened from the period in which the economic benefits are expected to ultimately be consumed." Explain to us how this policy complies with the paragraph 11 of SFAS 142.

7.   It is unclear to us how your use of the straight-line method of amortization for pools of customer contracts is in compliance with the paragraph 12 of SFAS 142 requirement that the method of amortization reflect the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. When customer contracts are grouped and accounted for as a single asset, the greatest benefits to be realized normally occur in the earliest periods and then dissipate as contracts cancel. This suggests that an accelerated method of amortization should be used. Please advise.

8.   We note that you record an asset for below-market leases for land under your towers. Tell us how you considered the guidance in paragraph B173 of SFAS 141, which states that the amount by which the terms of a contract are favorable relative to market prices would not necessarily represent the fair value of that contract.

Schedule 14A Filed April 7, 2009

Compensation Discussion and Analysis, page 23

Short-Term Incentives, page 28

9.   Refer to our comment 2 in our letter dated April 29, 2008 regarding your Annual Report on Form 10-K for the year ended December 31, 2007. We note that you indicated that you would disclose the performance targets for your Annual Incentive Plan in future filings but have not done so. Please advise.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director